NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paseo Road

Suite 202

Palm Desert, California 92260

(760) 779-0251

November 3, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Kristi Beshears

Re:	Newport International Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarters ended March 31 and June 30, 2005
Filed April 1, 2005
File No. 000-30587

Dear Ms. Beshears:

Reference is made to your correspondence dated October 27, 2005 relevant to the above Annual Report and Quarterly Reports. Our responses are provided below:

Form 10-KSB for the year ended December 31, 2004

Consolidated State of Operations, page F-4

1.

We note your response to comment 2. While you believe you have the intent and ability to hold the escrowed Langley shares for a sufficient length of time to allow for recovery in market value, it appears that the impairment of the Langley shares is other than temporary due to severity and duration of the impairment. You advised us that the market price of the shares has increased 40% since you sold the non-escrowed shares, but it does not appear that the increase was significant in relation to the total amount of your unrecognized loss.

Securities and Exchange Commission

November 3, 2005

Based upon the guidance in paragraphs 10-15 of EITF 03-1, it appears that the remaining investment in Langley Park has suffered something other than a temporary impairment. Consequently, the unrecognized loss associated with these shares should be recorded into earnings. In your response, please tell us how you have determined the forecasted recovery of the fair value of Langley Park as discussed in paragraph 15 of EITF 03-1, and at what share price the value of your remaining investment would be recovered.

RESPONSE: As discussed, there are no amendment required to Form 10-KSB for the year ended December 31, 2004 and to Form 10-QSB for the interim period ended March 31, 2005. However, please find attached a draft of the amendment to Form 10-QSB for the interim period ended June 30, 2005 to adjust the carrying value of the restricted investment in Langley Park to its forecasted recovery.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information, kindly contact the undersigned. Thank you for your attention to this matter.

Sincerely yours,

Cery Perle
Chief Executive Officer

CP:mk

Cc:	James M. Schneider, Esq.